Exhibit 3.2

EXPRESS, LLC

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) is made and dated to be effective as of July 6, 2007 (the “Effective Time”) by Express Holding, LLC, a Delaware limited liability company (the “Member”).

W I T N E S S E T H:

WHEREAS, prior to the Effective Time, Express, LLC, a Delaware limited liability company (the “LLC”), was organized and existing pursuant to (i) a certain Certificate of Formation filed with the Delaware Secretary of State on April 22, 1998 (the “Certificate of Formation”), (ii) a certain Limited Liability Company Agreement, dated April 22, 1998, and (iii) a certain First Amended and Restated Limited Liability Company Agreement, dated to be effective as of July 1, 2006; and

WHEREAS, the Second Amended and Restated Limited Liability Company Agreement (the “Second Amended LLC Agreement”), dated to be effective as of May 14, 2007, has been executed and is hereby effective in accordance with the Delaware Limited Liability Company Act, Section 18-101, et seq. (the “Act”); and

WHEREAS, the Member desires hereby to amend, restate and supersede in its entirety the Second Amended LLC Agreement, and intends that this Agreement constitute the “limited liability company agreement” of the LLC, within the meaning of that term as defined in the Act;

NOW, THEREFORE, it is agreed and stated as follows:

Section 1. Formation; Member. The LLC was formed upon the execution and filing of the Certificate of Formation with the Delaware Secretary of State. The Member shall be the sole “member” of the LLC, as defined in the Act. Whether under this Agreement, under any other agreement or obligation by which the LLC and/or the Member may be bound, or pursuant to applicable law, any action or inaction taken or omitted to be taken by or with the consent of the Member shall bind the LLC. The Member may delegate such power and authority, including without limitation, the delegation of such power and authority to persons appointed to the Board of Managers of the LLC.

Section 2. Term. The term of the LLC commenced with the filing of the Certificate of Formation with the Delaware Secretary of State. The LLC shall continue in perpetuity, unless and until the Member consents in writing to dissolve the LLC. Upon dissolution, the LLC shall be wound up and terminated as provided in the Act and the Member shall have the authority to wind up the LLC. To the extent permitted by law, no event described in Section 18-304 of the Act (entitled “Events of Bankruptcy”) involving the Member shall cause the Member to cease to be a member of the LLC and the provisions of Section 18-801 of the Act (entitled “Dissolution”) shall not apply to the LLC.

Section 3. Capital Contributions. The Member shall determine the amounts, forms and timing of additional capital contributions required of the Member.

Section 4. Tax Matters. So long as the LLC has only one member, the LLC shall be disregarded as an entity separate from its member, in accordance with Sections 301.7701-1, -2 and -3 of the regulations promulgated under the Internal Revenue Code of 1986, as amended, and the provisions of Section 18-503 of the Act (entitled “Allocation of Profits and Losses”) shall not apply to the LLC.

Section 5. Distributions. Distributions of cash or property under circumstances not involving the liquidation of the LLC, if any, shall be within the discretion of the Member as to amount, form and frequency, subject to Section 18-607 of the Act (entitled “Limitations on Distribution”). Upon the liquidation of the LLC, the Member shall have power to liquidate or to distribute in kind any and all of the assets of the LLC, and the proceeds of any such liquidation shall be applied and distributed in accordance with Section 18-804 of the Act (entitled “Distribution of Assets”).

Section 6. Management.

(a) Board of Managers. The business and affairs of the LLC shall be managed by the Board of Managers (the “Board”). The Board may appoint such officers, hire such employees, and engage such other agents of the LLC as it may from time to time consider appropriate.

(b) Officers. The officers of the LLC (the “Officers”) appointed by the written consent of the Board shall have the power to do any and all acts necessary or convenient to, or for the furtherance of, the purposes described herein, including all powers, statutory or otherwise, possessed by the Board under the laws of the State of Delaware and, to the extent the Board has delegated such power to officers, employees and other agents of the LLC, such officers, employees, and other agents shall have such power.

Section 7. Certificates and Legends. The LLC hereby irrevocably elects that all membership interests shall be securities governed by Article 8 of the Uniform Commercial Code. Each certificate evidencing membership interests shall bear the following legend: “The membership interests represented by this certificate are securities within the meaning of, and shall be governed by, Article 8 of the Uniform Commercial Code as adopted and in effect in the State of Delaware.” No change to this provision shall be effective until all outstanding certificates have been surrendered for cancellation and any new certificates thereafter issued shall not bear the foregoing legend.

Section 8. General Provisions.

(a) No Third Party Beneficiaries. None of the provisions of this Agreement shall be construed as existing for the benefit of any creditor of the LLC or as being enforceable by any party not a signatory hereto. There shall be no third party beneficiaries of this Agreement.

(b) Entire Agreement. This Agreement constitutes the entire “limited liability company agreement” of the LLC within the meaning of the Act and contains the entire understanding, agreement and statement of the Member upon the subject matter of this Agreement and may only be amended, changed or waived in a writing signed by the Member. The Member acknowledges that the provisions of the Act shall govern the affairs of the LLC and the conduct of its business, except as provided in this Agreement.

(c) Provisions Binding. This Agreement shall inure to the benefit of and be binding upon the Member and the Member’s successors and assigns.

(d) Applicable Law. This Agreement shall be interpreted in accordance with the laws of the State of Delaware.

(e) Amendment and Restatement; Continuation of LLC. The Second Amended LLC Agreement is hereby amended, restated and superseded in its entirety by this Agreement. The Member agrees that the LLC is not to be liquidated or wound up, and that the Member hereby continues to be a member of the LLC for purposes of conducting the business of the LLC in accordance with this Agreement.

IN WITNESS WHEREOF, the respective duly authorized officers of the members of Express Holding, LLC, the sole member of Express, LLC, have executed this Third Amended and Restated Limited Liability Company Agreement of Express, LLC, effective as of the time, date and year first above written.

MEMBER: EXPRESS HOLDING, LLC

By:	/s/ Joshua Olshansky
Joshua Olshansky Vice President and Assistant Secretary

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